September 12, 2024

Eduardo Brito
Chief Executive Officer
Accredited Solutions, Inc.
2810 N. Arcadia Court
Unit A210
Palm Springs, CALIFORNIA 92262

        Re: Accredited Solutions, Inc.
            Offering Statement on Form 1-A
            Filed on September 9, 2024
            File No. 024-12500
Dear Eduardo Brito:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of
Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing